Exhibit 99.2

NON-BINDING CONVENIENCE TRANSLATION

This subscription offer is directed solely at existing shareholders of

Biofrontera AG

Leverkusen

ISIN: DE0006046113 / WKN: 604611

(not for distribution in the USA, Canada, Japan and Australia)

Announcement

of a subscription rights offering for the 1.00 % qualified subordinated mandatory convertible bond 2020/2021

ISIN: DE000A3E454 8 / WKN: A3E454

By resolution of the Annual General Meeting of Biofrontera AG (hereinafter the “Company” or also the “Issuer”) held on August 28, 2015, the Management Board was authorized to issue warrants and/or convertible bonds on one or more occasions up to August 27, 2020. The total nominal amount of the financial instruments to be issued within the scope of this authorization may not exceed EUR 35 million. The term of the financial instruments may not exceed 25 years.

To date, the authorization has been utilized twice (i) by issuing the 6% convertible bond 2016/2021 in a total nominal amount of up to EUR 4,999,000 and (ii) by issuing the 6% convertible bond 2017/2022 in a total nominal amount of up to EUR 4,999,000. The 6% convertible bond 2016/2021 was repaid early on April 30, 2018.

By resolution of the Annual General Meeting of the Company held on August 28, 2015, the share capital of the Company was conditionally increased by up to EUR 6,434,646.00 by issuing up to 6,434,646 new registered no-par value ordinary shares (no-par value shares) in order to secure any warrants or conversion rights (the “Conditional Capital I”, Section 7 (2) of the Articles of Association). The amendment to the Articles of Association was entered in the Commercial Register on September 18, 2015. The Conditional Capital I pursuant to Article 7 (2) (“Conditional Capital I”) of the Articles of Association still amounts to up to EUR 3,998,014. Taking into account the conversion rights still existing from the 6 % Convertible Bond 2017/2022, conversion rights or conversion obligations may still be created up to a total of EUR 3,570,372.

On this basis, on July 27, 2020, the Management Board with the approval of the Supervisory Board has resolved to issue up to 2,638,150 qualified subordinated mandatory convertible bearer bonds (the “Bonds”) with a nominal value of EUR 3.00 each and a total nominal value of up to EUR 7,914,450 (the “Convertible Bond”). Each of these convertible bonds can or must be converted in accordance with the terms and conditions of the Bonds into no-par value shares of the Company with a notional interest in the share capital of EUR 1.00 per share and a dividend right from the year of the share issue.

In accordance with the terms and conditions of the Bonds, the Bonds constitute qualified subordinated and unsecured liabilities of the Issuer for repayment of the nominal amount of EUR 3.00 per Bond and for payment of interest due on the Bonds. The terms and conditions of the Bonds also contain a pre-insolvency enforcement block in accordance with section 13 of the terms and conditions of the Bonds. Special reference is made to the mandatory conversion at the end of the term, which is generally provided for in the terms and conditions of the Bonds.

Investors who acquire partial debentures can therefore generally not expect a repayment of the partial debentures, but will instead receive shares of the Company on the maturity date at the latest.

The shareholders are granted the statutory subscription right to the Bonds as an indirect subscription right in such a way that Quirin Privatbank AG, Kurfürstendamm 119, 10711 Berlin, Germany (hereinafter also referred to as the “Issuing Bank”) is permitted to subscribe and take over the Bonds with the obligation to transfer the Bonds to the shareholders of the Company at a ratio of 17:1 in accordance with the exercise of subscription rights at the subscription price (the “Subscription Price”) (the “Subscription Right”). The Company hereby publishes the Issuing Bank’s subscription offer. The subscription ratio is made possible by the waiver of subscription rights by a shareholder.

The shareholders or holders of subscription rights are requested to exercise their subscription rights to the Bonds in order to avoid exclusion during the period from from July 30, 2020 until August 13, 2020 inclusive (the “Reference Period”)

at the Issuing Bank during normal business hours. Subscription rights that are not exercised expire and are written off without value after the end of the subscription period.

In order to exercise their subscription rights, we ask our shareholders or holders of subscription rights to give their custodian bank appropriate instructions.

The subscription rights (ISIN DE000A3E4555 / WKN A3E455) will be separated from the stock holdings to the extent of the existing subscription right and deposited with the shareholders by their custodian banks. The subscription rights are deemed to be the proof of the subscription rights for the Bonds. For every seventeen (17) no-par value shares or subscription rights of the Company, one (1) Bond may be subscribed at the subscription price. Fractions of Bonds resulting from the individual share portfolio based on the subscription ratio may not be subscribed to, but only one Bond or a multiple thereof may be subscribed to.

The existing shares are expected to be listed “ex subscription right” from July 30, 2020.

Shareholders who exercise subscription rights must pay the subscription price by the end of the subscription period on August 13, 2020 at the latest.

The date of receipt of the subscription application and the subscription price by the above-mentioned office is decisive for compliance with the subscription period.

Subscription price

The subscription price will be published in the Federal Gazette (Bundesanzeiger) and via an electronic information medium no later than three days before the end of the subscription period. It will depend on the share price of the Company’s shares (ISIN: DE0006046113 / WKN: 604611) at the time the subscription price is determined and will amount to a maximum of 100% of the nominal value of the bonds at EUR 3.00 each. The subscription price will be determined on the basis of the ratio of the share price of the Company’s shares to the nominal value of the bonds as a percentage of the nominal value of the bonds, whereby a discount of up to 10% may be applied to the percentage value thus determined. Sections 199 (2) and 9 (1) AktG remain unaffected.

Placement of Bonds not subscribed within the scope of the statutory subscription right

In the event that not all Bonds are subscribed within the scope of the statutory subscription right, the unsubscribed Bonds will be offered for purchase by the Issuing Bank at the subscription price (i) to new investors who are not yet shareholders of the Company (the “Private Placement”) and (ii) to shareholders of the Company or holders of subscription rights for further subscription (the “Additional Subscription”).

Shareholders or holders of subscription rights who wish to subscribe for additional bonds at the subscription price in excess of their subscription right quota must submit their binding subscription order within the subscription period via their custodian bank to the Issuing Bank.

Settlement

The custodian banks are requested to submit the subscription applications (including requests for additional subscriptions) collectively in one application to the Issuing Bank by August 13, 2020 (inclusive) at the latest and to pay the subscription price per Bond to the Issuing Bank also by the end of the subscription period at the latest.

We request that the custodian banks be instructed accordingly. In their subscription notification, the depositary banks are requested to show separately the bonds to be subscribed by way of additional subscription and to state the total number of securities accounts for whose benefit the subscription and additional subscription is exercised. If a multiple subscription request cannot be fulfilled or cannot be fulfilled in full, the shareholder will be refunded the amount paid for the purchase, less any bank commission due.

Shareholders or holders of subscription rights will be charged the usual bank charges by the custodian banks for the subscription and additional subscription.

Allocation

If it is not possible to deliver all of the Bonds requested within the scope of the additional subscription and requested by new investors within the scope of the private placement due to an oversubscription, the Bonds will be allocated until the entire volume of the convertible bond is exhausted. There will be no preferential treatment of shareholders over new investors. The shareholders are not entitled to an allocation as part of the additional subscription. If an allocation takes place within the scope of the additional subscription, it is carried out in accordance with Section 53a AktG.

Trading of subscription rights

The Company will attempt to bring about an exchange-based trading of subscription rights for the subscription rights in the open market on a stock exchange in the Federal Republic of Germany. A commitment that such a listing will take place is expressly not given. There are no plans to settle subscription rights that are not exercised via the Issuing Bank.

Key features of the convertible bond

The terms and conditions of the convertible bond, which are available from Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany, and can be viewed and downloaded on the Internet at www.biofrontera.com, are applicable to the bonds that can be subscribed by shareholders on the basis of this subscription rights offering.

The convertible bond and the Bonds arising from it have the following features, among others. Only the complete terms and conditions of the Bonds are binding, so all interested parties are strongly advised to base a decision on the exercise of subscription rights and any additional subscription on the complete terms and conditions of the Bonds only:

Classification

The convertible bond has a total nominal value of up to EUR 7,914,450 and is divided into up to 2,638,150 bearer bonds with equal rights and a nominal value of EUR 3.00 each.

Term, repayment, termination

The term of the convertible bond begins on August 20, 2020 and ends on December 20, 2021 (exclusive). The Company will demand the mandatory conversion of the bonds into shares on December 20, 2021 at 100% of the nominal amount of EUR 3.00 per bond, unless they have been converted prematurely.

Special reference is made to the mandatory conversion at the end of the term, which is generally provided for in the terms and conditions of the bonds. Investors who acquire bonds cannot expect to receive a repayment of the bonds, but will instead receive shares of the Company on maturity at the latest.

Interest, interest date

The convertible bond bears interest at 1.00 % p.a. The interest period begins on August 20, 2020, with interest due and payable on August 20, 2021 and on maturity on December 20, 2021.

Conversion right

The holders of the bonds have the right to convert each bond into shares of the Company during its term. The conversion price per share, subject to adjustment, is EUR 3.00. The conversion ratio is calculated by dividing the nominal amount of the partial bonds by the conversion price applicable on the exercise date. The initial conversion ratio is 1 : 1. The initial conversion price and thus the conversion ratio will be adjusted under certain conditions. The conversion right is excluded during certain non-exercise periods.

Conversion obligation

The bondholders are obliged to convert their bonds into shares of the Company on maturity of the convertible bond. The Company is further entitled to convert the bonds into shares at any time if the average price of the Company’s shares exceeds EUR 4.50 on one occasion (the “Mandatory Conversion Trigger Price”). In both cases, the initial conversion price shall be EUR 3.00. The Mandatory Conversion Trigger Price and the initial conversion price and thus the conversion ratio shall be adjusted under certain conditions.

Features of the conversion shares

The bonds can be converted into registered shares without nominal value with a notional value of EUR 1.00 of the Company’s share capital. Shares which are issued from conditional capital as a result of the conversion are entitled to dividends from the beginning of the Company’s financial year in which the shares are issued, for this and all subsequent financial years of the Company, and may initially have their own securities identification code as “new” shares.

Securing the conversion right

Contingent Capital I, which was approved by resolution of the Company’s Annual General Meeting held on August 28, 2015, provides the basis for securing the conversion rights.

Termination rights

Ordinary termination by the bondholders is excluded. Bondholders who individually or collectively hold at least 25% of the outstanding bonds are entitled, if there is good cause, to terminate and call due all their claims arising from the bonds by submitting a termination notice to the Company and to demand repayment of the nominal amount plus interest.

Rank / Pre-insolvency enforcement block

In accordance with the terms and conditions of the Bonds, the Bonds constitute subordinated and unsecured liabilities of the Issuer for repayment of the nominal amount of EUR 3.00 per Bond and for payment of interest due on the Bonds. The terms and conditions of the Bonds also contain a pre-insolvency enforcement block in accordance with section 13 of the terms and conditions of the Bonds.

In accordance with Section 39 (2) of the Insolvency Code (InsO), the bondholders, with their claim to repayment of the nominal amount of EUR 3.00 per bond and to payment of interest due on the bonds (together: the “subordinated claims”), rank behind the claims within the meaning of Section 39 (1) No. 5 InsO in such a way that the subordinated claims are only to be satisfied after all the claims and demands of all other existing and future creditors of the Company (including the European Investment Bank, as long as the latter is a creditor of the Company) described in section 38 and section 39 (1) nos. 1 to 5 InsO. In relation to other claims of creditors who declare a subordination in the same way, there is equal ranking, i.e. the bondholders and all creditors who are equally subordinated can only obtain proportional satisfaction in proportion to the nominal amounts of their respective claims if the above-mentioned conditions are met. After the opening of insolvency proceedings against the assets of the Company, the subordinated claims of the bondholders can only be satisfied from any liquidation surplus or from assets of the Company exceeding other liabilities which remain after all other existing and future creditors of the Company (with the exception of other subordinated and equally ranking creditors within the meaning of section 39 (2) InsO) have been satisfied. This provision may lead to a permanent and final non-performance of the bondholders’ subordinated claims under the bonds.

The bondholders undertake to assert the subordinated claims prior to the opening of insolvency or liquidation proceedings against the assets of the Company only as long and to the extent that the other free assets of the Company exceeding the debts of the Company are sufficient for satisfaction and that such satisfaction neither triggers nor deepens an inability to pay within the meaning of § 17 InsO or overindebtedness within the meaning of § 19 InsO (in the version applicable at the time). In this case, the bondholders’ claims arising from the Bonds and all their future claims against the Company are subject to a legal ban on payment in the sense of a substantive legal enforcement block and an exclusion of their ability to fulfil their claims (the “pre-insolvency enforcement block”). This also applies if the insolvency of the company within the meaning of Section 17 InsO or overindebtedness of the company within the meaning of Section 19 InsO has occurred but insolvency proceedings have not yet been opened. The pre-insolvency enforcement block can lead to a permanent and final non-performance of the bondholders’ subordinated claims.

Important notes

Termination of the subscription rights offering

The Company is entitled to terminate the subscription rights offering at any time even after the subscription period has expired and until the bonds have been delivered. Termination may be considered in particular if the Issuing Bank terminates the transfer agreement concluded with the Company for the acquisition of the Bonds, which the Issuing Bank is entitled to do under certain circumstances.

In the event of termination of the subscription rights offering or rescission of the transfer of the Bonds, the subscription rights and the offer to acquire the Bonds will lapse. Termination also applies with regard to subscription rights already exercised. The subscription applications will be reversed. Investors who have incurred costs as a result of exercising their subscription rights or have purchased subscription rights would suffer a loss in this case.

In the event that short sales have already been made prior to the posting of the Bonds in the securities accounts of the respective purchasers, the seller alone bears the risk of not being able to fulfil the obligations entered into through a short sale by timely delivery of Bonds.

Certification / Delivery

The Bonds will be certified in the form of a global certificate and deposited with Clearstream Banking AG, Frankfurt am Main. There is no entitlement to individual certification. The purchased bonds are expected to be booked into the securities accounts of the purchasers on August 20, 2020.

Stock exchange trading of the Bonds

The Company does not intend to admit the Bonds to a regulated market, but will attempt to obtain a listing of the Bonds on a stock exchange in the Federal Republic of Germany. A commitment that such listing will take place is expressly not given.

Stabilization measures

No stabilization measures will be implemented.

Disclaimer

In connection with the Subscription Rights Offering, no securities prospectus will be published pursuant to Section 3 (1) WpPG. An investment in bonds is associated with considerable risks and can only be made by consciously accepting these risks. In view of the situation of the Company, the Bonds are only suitable for investors who consciously accept high risks, up to and including total loss. A partial or complete loss of the funds invested in the Bonds cannot be ruled out.

Potential investors are recommended to read the current financial report before submitting their subscription declaration, a multiple subscription request or an acquisition of bonds. This information is available on the Company’s website (www.biofrontera.com).

Sales restrictions

The Subscription Rights Offering will be implemented exclusively in accordance with German law. It will be published in the Federal Gazette in accordance with the relevant provisions of German stock corporation law in conjunction with the Company’s Articles of Association. No other announcements, registrations, admissions or approvals by or at offices outside the Federal Republic of Germany are intended either for the Bonds or for the subscription rights or for the Subscription Rights Offering. The announcement of the Subscription Right Offering serves solely to comply with the mandatory provisions of the Federal Republic of Germany and is not intended to issue or publish the Subscription Rights Offering in accordance with provisions of legal systems other than those of the Federal Republic of Germany, nor, if applicable, to publicly advertise the Subscription Right Offering in accordance with provisions of legal systems other than those of the Federal Republic of Germany.

The publication, dispatch, distribution or reproduction of the Subscription Rights Offering or a summary or other description of the conditions contained in the Subscription Rights Offering may be subject to restrictions abroad. With the exception of the announcement in the Federal Gazette and the forwarding of the Subscription Rights Offering with the approval of the Company, the Subscription Rights offering may not be published, dispatched, distributed or forwarded by third parties either directly or indirectly in or to foreign countries, to the extent that this is prohibited under the applicable foreign regulations or is subject to compliance with official procedures or the granting of an approval. This also applies to a summary or other description of the conditions contained in this Subscription Right Offering. The Company does not guarantee that the publication, dispatch, distribution or forwarding of the Subscription Rights Offering outside the Federal Republic of Germany is compatible with the applicable legal provisions.

The acceptance of this Offer outside the Federal Republic of Germany may be subject to restrictions. Persons who wish to accept the Offer outside the Federal Republic of Germany are requested to inform themselves about restrictions existing outside the Federal Republic of Germany.

There is no Offer in the United States of America, Japan, Canada and Australia. The New Shares are not and will not be registered under the provisions of the Securities Act or with the securities supervisory authorities of individual states of the United States of America. The Bonds may not be offered or sold in the United States of America or delivered there directly or indirectly, except in accordance with an exemption from the registration requirements of the Securities Act and the securities laws of the respective individual states of the United States of America. The same applies to an offer, sale or delivery to U.S. persons within the meaning of the Securities Act.

Leverkusen, July 2020

Biofrontera AG

The Management Board